UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

United Maritime Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y92335101
(CUSIP Number)

Stamatios Tsantanis 154 Vouliagmenis Avenue 166 74 Glyfada Greece
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y92335101

1	NAMES OF REPORTING PERSONS
Stamatios Tsantanis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
918,912

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
918,912

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
918,912

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.39% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 8,844,267 shares of Common Stock outstanding as of November 22, 2024.

Introduction

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends the Schedule 13D originally filed on January 6, 2023 (the “Schedule 13D”) by the Reporting Person (as defined in Item 2), to reflect an increase in beneficial ownership of the Common Stock (as defined in Item 1) by the Reporting Person.

Item 1.	Security and Issuer

This Amendment relates to the common stock (the “Common Stock”) of United Maritime Corporation, a Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Item 2.	Identity and Background.

(a)	This Amendment is being filed by Stamatios Tsantanis (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

(c)	The principal occupation of the Reporting Person is Chairman and Chief Executive Officer of the Issuer and Seanergy Maritime Holdings Corp., a Marshall Islands corporation.

(d)	The Reporting Person has not been convicted in a criminal proceeding during the last five years.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Greece.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 27, 2024, 150,000 shares of Common Stock were issued pursuant to the Issuer’s 2022 Equity Incentive Plan to the Reporting Person in his capacity as the Issuer’s Chairman and Chief Executive Officer. Since this issuance, the Issuer cancelled 168,189 shares of Common Stock as a result of certain buybacks pursuant to the Issuer’s share repurchase plan.

Except as set forth in this Amendment No. 1, there are no material changes to Item 3 from the Schedule 13D filed with the Commission on January 6, 2023.

Item 4.	Purpose of Transaction

There are no material changes to Item 4 from the Schedule 13D filed with the Commission on January 6, 2023.

Item 5.	Interest in Securities of the Issuer.

(a)
Aggregate number and percentage of class beneficially owned: 918,912 shares, or approximately 10.39% of the class, based on 8,844,267 shares of Common Stock outstanding as of November 22, 2024, based on information received from the Issuer.

(b)
The Reporting Person has the sole power to vote or direct the vote of 918,912 shares of Common Stock and the shared power to vote or direct the vote of 0 shares of Common Stock. The Reporting Person has the sole power to dispose or direct the disposition of 918,912 shares of Common Stock and the shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c)	The information set forth in Item 3 above is hereby incorporated herein by reference.

Except as described herein, no transactions in the Common Stock have been effected by the Reporting Person during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first paragraph of Item 6 is hereby amended and restated in its entirety to read as follows:

As described herein, the Reporting Person has been, and is expected in the future to be, granted shares of Common Stock in accordance with the Issuer’s 2022 Equity Incentive Plan and pursuant to a Restricted Stock Award Agreement entered into between the Reporting Person and the Issuer, containing customary restrictions on transfer prior to the vesting of such shares. Pursuant to the Restricted Stock Award Agreements entered into between the Issuer and the Reporting Person, 75,000 shares of Common Stock beneficially owned by the Reporting Person remain unvested which vest on March 27, 2025.

Except as set forth in this Amendment No. 1, there are no material changes to Item 6 from the Schedule 13D filed with the Commission on January 6, 2023.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Statement of Designation of the Series B Preferred Shares of the Company (incorporated by reference to Exhibit 2.3 of the Issuer’s Form 20-F, filed with the Commission on June 6, 2022)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2024	/s/ Stamatios Tsantanis
Stamatios Tsantanis

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).